EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC

Contents

Financial Statements as of and for the Year Ended December 31, 2014

Balance Sheets (Unaudited)	2
Statements of Operations (Unaudited)	3
Statements of Members' Equity (Unaudited)	4
Statement of Cash Flows (Unaudited)	5
Notes to Financial Statements	6-10

EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC
BALANCE SHEETS (Unaudited)
(in thousands)

December 31,	2014
ASSETS
Current Assets
Cash and cash equivalents	$3,138
Accounts receivable - related party	2,098
Total Current Assets	5,236
Restricted cash - decommissioning	—
Accounts receivable - related party - decommissioning	—
Property and equipment, net	156,097
Total Assets	$161,333
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,569
Accounts payable and accrued liabilities - affiliate	201
Total Current Liabilities	9,770
Asset retirement obligations	—
Total Liabilities	9,770
Commitments and contingencies (Note 3)
Members’ Equity	151,563
Total Liabilities and Members’ Equity	$161,333

See accompanying notes to financial statements.

EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF OPERATIONS (Unaudited)
(in thousands)

Years Ended December 31,	2014
Revenues - Related Party	$—
Expenses
General and administrative	22
Depreciation	—
Accretion of asset retirement obligations	—
Total Expenses	22
Net loss	$(22)

See accompanying notes to financial statements

EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF MEMBERS' EQUITY (Unaudited)
(in thousands, except unit amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance December 31, 2013	5,409	$75,505	—	$—	—	$—	3	$3	$75,508
Capital contributions	—	76,077	—	—	—	—	—	—	76,077
Net loss	—	(22)	—	—	—	—	—	—	(22)
Balance December 31, 2014	5,409	$151,560	—	$—	—	$—	3	$3	$151,563

See accompanying notes to financial statements.

EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC
STATEMENT OF CASH FLOWS (Unaudited)
(in thousands)

Year Ended December 31,	2014

Cash Flows from Operating Activities
Net loss	$(22)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—
Accretion of asset retirement obligations	—
Changes in operating assets and liabilities:
Accounts receivable	(2,098)
Accounts payable and other current liabilities	—
Net Cash Used in Operating Activities	(2,120)
Cash Flows from Investing Activities
Change in restricted cash	—
Additions to property and equipment	(119,399)
Net Cash Used in Investing Activities	(119,399)
Cash Flows from Financing Activities
Capital contributions	76,077
Distributions	—
Net Cash Provided by Financing Activities	76,077
Decrease in Cash and Cash Equivalents	(45,442)
Cash and Cash Equivalents, beginning of period	48,580
Cash and Cash Equivalents, end of period	$3,138
Non-Cash Investing Activities
Changes in property and equipment funded through accounts payable and accrued liabilities	$(3,320)
Change in asset retirement cost	$—
See accompanying notes to financial statements.

EXHIBIT 99.11

DELTA HOUSE OIL AND GAS LATERAL, LLC
Notes to Financial Statements (Unaudited)
(in thousands)

1.	Organization and Nature of Operations

Delta House Oil and Gas Lateral, LLC (“the Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012.  The Company will continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Limited Liability Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate oil and natural gas lateral transportation facilities, which receive and transport production of hydrocarbons from the Marmalard, Neidermeyer, and SOB 2 prospects (“the Anchor Prospects”), the Blue Wing Olive, Malachite, and SOB III prospects (“Secondary Prospects”), and the Otis and Odd Job prospects (“Additional Priority Prospects”) in the Gulf of Mexico and any future additional prospects from a floating production platform (“Base FPS”) which has been developed by Delta House FPS, LLC, to commercial pipeline operators.  The planned capacity of the oil lateral facilities is 100,000 barrels of oil per day and 240 MMCF per day of natural gas for the natural gas lateral facilities.

On December 6, 2012, the Company entered into a processing agreement with the producers (the “Producers”) of the Anchor Prospects and the Secondary Prospects to provide oil and natural gas transportation services. The Company subsequently entered into a processing agreement with the Producers of the Additional Priority Prospects to provide oil and natural gas transportation services. The Producers have agreed to pay the Company a variable fee for each barrel of oil and MMBtu of natural gas produced from the Anchor Prospects and delivered to the Base FPS. Additionally, beginning on the earlier of the date on which all Producers have delivered production to the lateral facility, the Producers are contractually obligated to pay a fixed monthly fee of $925 for oil and $943 for natural gas for the right to use the lateral transportation facilities.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The unaudited financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. There were no cash equivalents as of December 31, 2014.

Accounts Receivable

Receivables from the sale of oil and natural gas transportation services are unsecured. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2014, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

Revenue from our oil and natural gas export offshore pipelines is based on a fixed monthly fee for the right to use the lateral transportation facilities and a fixed fee per unit of volume gathered or transported multiplied by the volume delivered. Transportation fees are based on contractual arrangements. Revenue associated with these fee-based contracts is recognized when volumes have been delivered.

EXHIBIT 99.11

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable. The carrying amounts approximate fair value due to the short term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consists of the following:

	Useful Life Years	December 31, 2014
Pipelines	40	$—
Capitalized asset retirements costs	40	—
Accumulated depreciation		—
Property and equipment, net		—
Construction-in-progress		156,097
Total property and equipment, net		$156,097

Construction-in-progress consisted of capitalized costs incurred in association with the acquisition and construction of the oil and gas lateral transportation facilities.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of salvage value. Since the facilities had not been placed in service as of December 31, 2014, no depreciation expense was recognized during the year ended December 31, 2014.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to assets’ carrying value and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets which is determined through either quoted market prices in active markets or present value techniques. No impairment loss was recorded for the year ended December 31, 2014.

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. Since the Base FPS had not been placed in service as of December 31, 2014, no ARO for the dismantlement of the oil and natural gas lateral transportation facilities was recorded.

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) estimating unbilled revenues, ii) analyzing long-lived assets and assets for possible impairment, iii) estimating the useful lives of assets, and iv) estimating the inputs required in calculating the asset retirement obligations. Actual results could differ materially from estimated amounts.

EXHIBIT 99.11

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Company’s assets are located in federal waters in the Gulf of Mexico, and therefore, are not subject to state income taxes.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of December 31, 2014. For the year ended December 31, 2014, the Company did not incur any income tax-related interest or penalties.

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2012 and later remain subject to examination by the IRS.

Concentration of Credit Risk

The Company’s primary assets, which are located in the Gulf of Mexico, provide transportation services to producers of oil and natural gas from the Base FPS. The Company has a concentration of accounts receivable balances due from companies engaged in the production of oil and natural gas in the Gulf of Mexico. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

The Company maintains cash and cash equivalents and restricted cash balances at financial institutions in the United States of America, which at times exceed federally insured amounts. The Company has not experienced any losses in such accounts, and does not believe a significant concentration of credit risk exists with its cash and cash equivalents.

Revisions

The Company has corrected its 2014 statement of members’ equity to reflect a correction of the number of class A units outstanding. In the previously issued 2014 financial statements, the Company incorrectly reflected Class A units outstanding of 76,788 and 152,865 as of December 31, 2013 and 2014, respectively, and 76,077 Class A units issued in 2014. These amounts have been corrected to 5,409 Class A units outstanding as of December 31, 2013 and 2014 with none issued during 2014. This correction had no impact on the Company’s balance sheet or statements of operations or cash flows. The Company has evaluated the impact of these revisions and determined that they were not material.

The Company has also reclassified and allocated its previously reported accumulated deficit as of December 31, 2014 and 2013 of $1,305 and $1,283, respectively, to the respective class of equity interests pursuant to the LLC Agreement. This reclassification had no impact on the Company’s balance sheet or statements of operations or cash flows.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), which creates Topic 606, Revenue from Contracts with Customers , which supersedes the revenue recognition requirements Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. ASU 2014-09 is based on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In addition, ASU 2014-09 requires enhanced financial statement disclosures over the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2017 and effective for nonpublic entities for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Both public and nonpublic entities are permitted to early adopt and apply ASU 2014-09 starting with annual periods beginning after December 15, 2016. ASU 2014-09 may be applied retrospectively to each prior period presented, or retrospectively with the cumulative

EXHIBIT 99.11

effect recognized as of date of adoption.  The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its financial statements.

3. Commitments and Contingencies

Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations and oil and natural gas pipeline transportation, and it could, at times, be subject to environmental cleanup and enforcement actions. The Company is not aware of any material environmental matters.

4. Related Party Transactions

Transportation Agreements

The Company entered into separate oil lateral transportation and natural gas lateral transportation agreements (the “Transportation Agreements”) with the Producers. Under the terms of the Transportation Agreements, the Company agreed to construct, install, and decommission the oil and natural gas lateral transportation facilities (“the Facilities”) that accepts dedicated production from the Anchor Prospects at the Base FPS in the Gulf of Mexico, and deliver the production to pipeline operators. In addition, the Company ensures that LLOG Exploration Offshore, LLC (“Lateral Operator”) operates the Company’s Facilities according to the project agreements. The Producers currently hold Class A Units in the Company.

There were no fees billed during 2014.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”), provided construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS, and ArcLight Asset Management, LLC, a limited partner holding a 40% partnership interest in CAMS, and an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December 31, 2014, ArcLight holds an effective 51.7% of the Class A units in the Company through its subsidiary, Otter Offshore Holdings, LLC.

The initial term of the AMA is through the date of First Commercial Production, which is defined as the date on which the last of the following occurs: (a) the Base FPS has been constructed, installed, and commissioned pursuant to the Construction Contracts and the Project Management Agreement by Delta House FPS, LLC, (b) production is delivered from an Anchor Prospect to the Base FPS, and the Base FPS accepts such delivery, or (c) the Base FPS delivers Hydrocarbons to the Lateral Facilities owned by the Company for delivery to the Commercial Pipeline Delivery Point. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

As of December 31, 2014, the Company had accounts payable due to CAMS of $20.

Project Management Agreement and Operating Agreement

LLOG Exploration Offshore, LLC (“LLOG”) provides project management services to the Company under the terms of a Project Management Agreement (“PMA”). LLOG, along with its subsidiary, LLOG Bluewater Holdings, LLC, holds a combined partnership interest in the Company of 5.5%.

The PMA terminates on the earliest of: (a) First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs, (b) written consent of all Parties terminating the PMA, or (c) at the election of each Owner, with respect to its respective Project Facilities, or the election by all Owners with respect to all Project Facilities, upon termination of all Production Handling Agreements or Transportation Agreements, in accordance with their termination

EXHIBIT 99.11

provisions. LLOG is paid a fee equal to 2.5% of the incurred project costs and recovers the expenses it incurs under the PMA. Under the Operating Agreement, LLOG operates the Base FPS and is paid a fee of 12% of the cost of operating the Base FPS, exclusive of certain legal expenses. These fees are billed directly to the Producers.

During the year ended December 31, 2014, the Company incurred costs of $3,400, related to the PMA, which were capitalized.

As of December 31, 2014, the Company had accounts payable due to LLOG of $181.

5. Members’ Equity

There are four classes of equity units as established by the LLC Agreement:

•	Class A units - a class of capital interests in respect of construction and operation of the Lateral Facilities

•	Class B units - a class of capital interests in respect of construction cost overruns with respect to the Lateral Facilities

•	Class C units - a class of capital interests in respect of expansions to the Lateral Facilities

•	Class D units - a class of capital interests in respect of unreimbursed major expenditures related to the Lateral Facilities

Producers receive Class D units in the Company for funding operating costs of major work that exceed $10,000 in aggregated cost. In addition, the Producers have been assigned an overriding royalty interest in the dedicated production of the Anchor Prospects, which triggers upon an activation event.

Class B, C, and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the operating agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and, to the extent necessary, individual items of income, gain, loss and deduction, for any fiscal year or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member, if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During the year ended December 31, 2014, $76,077 of Class A capital contributions were made by the members.